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                                                                       Exhibit I


                                                January 24, 2000


Tabriz Anstalt Limited NV
Joe Englishstraat 54
2140 Borgerhout
Antwerpen
Belgium

Messrs. Sigi Rabinowicz and Arie Wolfson
c/o Tefron Ltd.
28 Chida St.
Bnei-Brak 51371
Israel

Dear Sirs,

Whereas under three previous letters (dated August 27, 1997, December 21, 1997 and September 4, 1998) we have granted you an option ("the Option") to purchase from us up to 1,695,690 (one million six hundred ninety five thousand six hundred and ninety) shares of Tefron Limited against payment of US $17.00 (seventeen) per share.

And Whereas you had to pay us in consideration for the Option a sum of US $500,000.00 (five hundred thousand).

And Whereas it was mutually agreed between us to make certain changes in the terms of the Option.

Now therefore it is hereby agreed between us as follows:

1. In the event you shall decide to exercise the Option - during the Option period, namely until September 28, 2000 - you shall have to pay us for each share of Tefron Limited you will decide to purchase a sum of US $17.40 (seventeen United States Dollars and forty cents).

2. As the payment date of the Option's consideration has been delayed so that it has not been paid yet nor is it due for payment until the end of the Option period - you shall be obliged to pay us on September 28, 2000 - US $0.40 (forty cents) for each
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         share that shall not be purchased by you and/or on your behalf in the process of exercising the Option.

3. All the other terms of the original Option letter dated August 27, 1997 remain unchanged.

4. Please confirm your acceptance of the abovesaid by signing the enclosed copy of this letter and sending it back to us.

                                                     Yours sincerely,

                                                Tabriz Anstalt Limited NV


By                                           By
   -------------------------------              -------------------------------
       Mr. Philippe Steurbaut                       Mr. Philippe Derijckere


We confirm hereby our consent to the above said and irrevocably undertake, jointly and severally, to pay you the sum of US $0.40 (forty cents), until September 28, 2000, for each share of Tefron Limited that eventually shall not be purchased by us and/or on our behalf by exercising the Option.


----------------------------------           ----------------------------------
     Mr. Sigi Rabinowicz                              Mr. Arie Wolfson